Exhibit 99.1

Ecopetrol Announces New Vice President for Legal Affairs

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC; TSX: ECP) announces that Mr. Alejandro Linares Cantillo, has taken over his duties as the company’s new Vice President for Legal Affairs.

The new vice president is a graduate of the University of Los Andes, has a Master’s degree in finance from the same institution and an LL.M. degree from Harvard Law School. He is currently a Ph.D. candidate in law at the Externado University of Colombia.

Mr. Linares has worked in the public and private sectors. He served as advisor to the office of the President of Colombia on social policy, the Vice Minister of Agriculture and the Minister Plenipotentiary of the Colombian embassy in Paris. He also headed the special foreign investment unit of the National Planning Department and was legal director of the Public Credit division of the Finance Ministry.

He was Vice President for Legal Affairs at IBM Colombia, and has been a member of the board of directors of companies in the real and financial sectors as well as an arbitrator for the Bogota Chamber of Commerce.

Mr. Linares has maintained close ties with academia. He was a professor at the University of Los Andes, the university Colegio Mayor de Nuestra Senora del Rosario and University of the Norte in Barranquilla. Prior to joining Ecopetrol, he was director of the mergers and acquisitions of the law firm Gomez – Pinzon Zuleta where he was a partner since 1994.

Bogota, October 3, 2014

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Ecopetrol is the largest company in Colombia and is integrated into the oil chain; it is among the 50 major oil companies in the world and among the four main ones in Latin America. Besides Colombia - where it generates over 60% of the national production - it is present in exploration and production activities in Brazil, Peru & US (Gulf of Mexico). Ecopetrol owns the largest refinery in Colombia and most of the pipeline and multi-product pipeline network in the country, and is significantly increasing its participation in bio-fuels.

This report contains statements associated with the business perspectives, estimates for operational and financial outcomes and affirmations associated to Ecopetrol’s growth. All the above are projections, and as such are solely based on the expectations of its directors with respect to the future of the company and its ongoing access to capital to fund the company’s commercial plan. The realization of such estimates in the future depends on market conditions, regulations, competitiveness, performance of Colombia’s economy and industry, to mention a few; therefore, they are subject to changes without previous notice.

For further information, please contact:

Media Relations (Colombia)

Jorge Mauricio Tellez

Phone: + 571-234-4329

Fax: +571-234-4480

e-mail: mauricio.tellez@ecopetrol.com.co

Investor Relations Director

Alejandro Giraldo

Phone: +571-234-5190

e-mail: investors@ecopetrol.com.co